PUTNAM MUNICIPAL OPPORTUNITIES TRUST
One Post Office Square
Boston, MA 02109

September 12, 2007

BY EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Putnam Municipal Opportunities Trust – Application for Withdrawal of
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14,
filed with the U.S. Securities and Exchange Commission (the
"Commission") on August 7, 2007, Pre-Effective Amendment No. 1 to
Registration Statement on Form N-14 filed with the Commission on
August 24, 2007 and Pre-Effective Amendment No. 2 to Registration
Statement on Form N-14 filed with the Commission on September 11,
2007

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), Putnam Municipal Opportunities Trust (the “Fund”) hereby requests that the Commission consent to the withdrawal of Pre-Effective Amendment No. 1 to the Registration Statement of the Fund on Form N-14 that was filed with the Commission on August 7, 2007, along with any exhibits; Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 that was filed with the Commission on August 24, 2007, along with any exhibits; and Pre-Effective Amendment No. 2 to the Registration Statement of the Fund on Form N-14 that was filed with the Commission on September 11, 2007, along with any exhibits (collectively, the "Amendments").

The Fund requests that such consent be granted on the grounds that the Amendments were filed by the Fund with the Commission under an erroneous registration number. The Fund confirms that no securities have been sold under the Amendments.

Should you have any questions regarding the Fund’s application for withdrawal, please do not hesitate to call Melissa S. Gainor of Ropes & Gray LLP at (202) 508-4662 or George B. Raine of Ropes & Gray LLP at (617) 951-7556. Thank you for your assistance.

Respectfully submitted,
PUTNAM MUNICIPAL
OPPORTUNITIES TRUST

By: /s/ Charles E. Porter
Name: Charles E. Porter
Title: Executive Vice President; Associate
Treasurer; Principal Executive
Officer and Compliance Liaison